Filed Pursuant to Rule 424(b)(3)
File No. 333-151827

PROSPECTUS SUPPLEMENT (DISCLOSURE REPORT NO. 2)
TO PROSPECTUS DATED JULY 30, 2010

LendingClub Corporation
Member Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated July 30, 2010 (the Prospectus) and filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the SEC), by setting forth a decrease in all origination fees for 60-month member loans by .5%, effective October 5, 2010.

The Prospectus (as supplemented by prior supplements) and this prospectus supplement relate to up to $600,000,000 in principal amount of Member Payment Dependent Notes (the Notes) to be issued by LendingClub Corporation (LendingClub). We will issue the Notes in series and each series will correspond to a single consumer loan originated through our platform to one of our borrower members. In the Prospectus (as supplemented by prior supplements) and this prospectus supplement, we refer to these consumer loans generally as “member loans.” The terms of the Notes are as set forth in the Prospectus (as supplemented by prior supplements).

You should read this prospectus supplement together with the Prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the Prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus (as supplemented by prior supplements), including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 5, 2010.

Decrease in Origination Fees for 60 month loans

Effective October 5, 2010, LendingClub will decrease the origination fees paid to LendingClub by borrowers upon the successful closings of 60-month member loans.

The origination fees paid to LendingClub by borrowers on 60-month term loans will decrease by .5%.

The following amends and restates the introductory paragraph on page 48 of the Prospectus, “About the Loan Platform — How the Lending Club Platform Operates — Purchases of Notes and Loan Closings”:

“Borrowers pay us an origination fee upon successful closing of the member loan. WebBank deducts the origination fee from the loan amount prior to disbursing the net amount to the borrower member and remits the fee to us. This fee is determined by the loan grade of the loan and ranges from 2.25% to 4.50% for both 36- and 60-month loans. The fee schedule is:”

The table below replaces the two tables set forth on page 48 labeled “Three Year Origination Fees” and “Five Year Origination Fees.”

Loan Origination Fees

LendingClub
Origination
Loan Grade	Fee
A	2.25%
B	4.25%
C	4.50%
D	4.50%
E	4.50%
F	4.50%
G	4.50%

The following sentence on page 10 of the Prospectus, in the section titled “Questions and Answers — How does Lending Club make money from the platform?”

“We charge borrower members origination fees, which range from 2.25% to 4.50% for three year loans and 2.75% to 5.00% for five year loans.”

Is amended and restated in its entirety to read as follows:

“We charge borrower members origination fees, which range from 2.25% to 4.50%.”